EXHIBIT 99.2



Royal Wolf Holdings Limited

A.B.N. 91 121 226 793

www.royalwolf.com.au

November 12 2012

Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

ROYAL WOLF HOLDINGS LIMITED: First Quarter 2013 Results

Royal Wolf presents a summary of the key underlying quarterly information provided to General Finance Corporation for inclusion in their first quarter release. The data below has been prepared in Australian Dollars and in accordance with International Financial Reporting Standards (IFRS).

First Quarter Highlights

- Revenues were $35.9 million, an increase of 5.2% over the first quarter of 2012FY.

- Container leasing revenues were $17.4 million, an increase of 28.6% over the first quarter of 2012FY.

- Container leasing revenues comprised 48.4% of total revenues versus 39.6% for the first quarter of 2012FY.

- Trading EBITDA was $9.7 million, an increase of 15.7% over the first quarter of 2012FY.

- Net Profit after Tax attributable to ordinary shareholders was $2.8m, or $0.03 per share.

Management Commentary

At the close of the first quarter, our portable storage, portable buildings and freight container markets are each delivering growth year on year. In the first quarter of 2012FY we recorded a camp sale which has not been replicated in 2013FY. Our continued focus on growing leasing revenues has resulted in the delivery of 3 rental camps in the first quarter.



It is pleasing to note that our Customer Service Centres which are most exposed to local and regional business activity, general industry, SMEs and our diverse customer base, are delivering growth compared to the same period last year.

The performance of the business in the 1st quarter of 2013 and our pipeline of forward orders is a positive reflection of our team's focus on our strategy, our commitment to customer service and our ability to deliver shareholder value.

General Finance Corporation (NASDAQ: GFN) is the majority shareholder owning just over 50% of our issued shares. Therefore these results are consolidated in General Finance Corporation results. General Finance Corporation intends to lodge its Form 10-Q with the U.S. Securities and Exchange Commission mid November, and that form will be available for download at http://www.generalfinance.com/investor.html once lodged.

Shareholders should note that the results presented by General Finance Corporation are in U.S. Dollars and have been prepared in accordance with Generally Accepted Accounting Principles in the United States (US GAAP).

Yours faithfully

Greg Baker
Company Secretary

About Royal Wolf

Royal Wolf is Australasia's largest provider of container solutions with 26 Customer Service Centres located throughout Australia & New Zealand and a hire fleet of 36,891 containers at 30 September 2012. Royal Wolf has 17 years of experience and a commitment to providing superior customer service. We offer over 90 container based designs with applications in portable storage, portable buildings, mining camps and freight containers. Royal Wolf was the recipient of Finance Asia's "listing of the year 2011" after its May 31 2011 listing on the Australian Stock Exchange.



Financial Information

($ in millions)	Quarter Ended September 30,	
	2012	2013
Container sales revenue	20.6	18.5
Growth %		-10.1%
Container leasing revenue	13.5	17.4
Growth %		28.6%
Total revenue	34.1	35.9
Growth %		5.2%
Trading EBITDA*	8.4	9.7
Growth %		15.7%
Margin %	24.6%	27.1%
EBITDA	9.4	9.7
EBITA	7.4	7.0
EBIT	6.3	6.0
NPAT	3.1	2.8
Trading NPATA*	3.7	3.9
ANZ Debt	63.6	96.4
Fleet capital expenditure	6.1	8.0

Key Operating Metrics

Lease fleet	31,010	36,891
Units on lease	26,529	30,115
Utilisation %	85.5%	81.6%
Average units on lease	25,803	29,891
Average utilisation	84.6%	81.3%
Lease revenue as % of total revenue	39.6%	48.4%
Sales revenue as % of total revenue	60.4%	51.6%

* Trading EBITDA and NPATA is calculated to eliminate the impact of unrealised exchange gains and losses, mark to market revaluation of FX and interest rate hedge instruments and amortisation which we do not consider to be indicative of the performance of our ongoing operations.